Exhibit 99.1

Press Release

GasLog Partners LP Reports Financial Results for the Three-Month Period Ended September 30, 2021 and Declares Cash Distribution

Majuro, Marshall Islands, October 27, 2021, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP), an international owner and operator of liquefied natural gas (“LNG”) carriers, today reported its financial results for the three-month period ended September 30, 2021.

Highlights

•	Signed a one-year time charter agreement for the GasLog Seattle with TotalEnergies SE (“TotalEnergies”) and extended the time charter of the GasLog Santiago with Trafigura Maritime Logistics PTE Ltd. (“Trafigura”) for an additional twelve months.

•	Repurchased $12.4 million of Series B and Series C Preference Units in the open market.

•	Repaid $36.1 million of debt during the third quarter of 2021, or $90.9 million of debt in the first nine months of 2021.

•	Post quarter-end, completed the sale and lease-back of the GasLog Shanghai with a wholly-owned subsidiary of China Development Bank Leasing (“CDBL”), releasing $20.1 million of incremental net liquidity.

•	Quarterly Revenues, Profit, Adjusted Profit(1) and Adjusted EBITDA(1) of $80.5 million, $26.5 million, $24.7 million and $57.3 million, respectively.

•	Quarterly Earnings per unit (“EPU”) of $0.37 and Adjusted EPU(1) of $0.34.

•	Declared cash distribution of $0.01 per common unit for the third quarter of 2021.

CEO Statement

Paolo Enoizi, Chief Executive Officer, commented: “I am pleased to report a strong operational and financial quarter for the Partnership. Our fleet performed with nearly 100% uptime, while our revenues and cash flows improved significantly from the second quarter.

During the third quarter, we repaid $36.1 million of debt, bringing the total amount of debt retired in the first nine months of 2021 to $90.9 million. We also repurchased approximately $12.4 million of preference units in the open market below par, reducing the fleet’s all-in cash break-even. In addition, we have 100% of available revenue days fixed in the fourth quarter of 2021 and 76% in 2022. This fixed charter coverage along with the cash flows generated thus far in 2021 more than covers all the Partnership’s operating, overhead, current debt service and other fixed obligations through at least 2022.

Our capital allocation priorities for 2022 remain focused on reducing our leverage and improving the cash break-even of our fleet. This may include accelerated debt repayment or further opportunistic repurchases of our preference units in the open market, subject to market conditions. Lower debt levels and cash break-even rates will position the Partnership for continued success in the spot and short-term market for LNG shipping.”

Financial Summary

	For the three months ended
(All amounts expressed in thousands of U.S. dollars, except per unit amounts)	September 30, 2020	September 30, 2021	% Change
Revenues	72,813	80,535	11%
Profit	11,866	26,487	123%
EPU, common (basic)	0.09	0.37	311%
Adjusted Profit(1)	12,844	24,700	92%
Adjusted EBITDA(1)	46,803	57,314	22%
Adjusted EPU, common (basic)(1)	0.11	0.34	209%
Cash distribution per unit	0.01	0.01	—

There were 1,321 available days for the three months ended September 30, 2021, as compared to 1,268 days for the three months ended September 30, 2020. The year-over-year increase in available days is mainly attributable to fewer off-hire days due to scheduled dry-dockings in the third quarter of 2021 (59 compared to 104 in the third quarter of 2020).

Management classifies the Partnership’s vessels from a commercial point of view into two categories: (a) spot fleet and (b) long-term fleet. The spot fleet includes all vessels under charter party agreements with an initial duration of less than (or equal to) five years (excluding optional periods), while the long-term fleet comprises all vessels with charter party agreements of an initial duration of more than five years (excluding optional periods).

For the three months ended September 30, 2020 and 2021, an analysis of available days, revenues and voyage expenses and commissions per category is presented below:

	For the three months ended September 30, 2020		For the three months ended September 30, 2021
Amounts in thousands of U.S. dollars	Spot fleet	Long-term fleet	Spot fleet	Long-term fleet
Available days (*)	563	705	828	493
Revenues	18,451	54,362	40,575	39,960
Voyage expenses and commissions	(1,461)	(785)	(799)	(572)

(*) Available days represent total calendar days in the period after deducting off-hire days where vessels are undergoing dry-dockings and unavailable days (i.e. days before and after a dry-docking where the vessel has limited practical ability for chartering opportunities).

Revenues increased by $7.7 million, from $72.8 million for the quarter ended September 30, 2020, to $80.5 million for the same period in 2021. The increase is mainly attributable to the improved performance of our spot fleet, in line with the ongoing improvement of the LNG shipping market in 2021, as well as fewer off-hire days due to scheduled dry-dockings in the third quarter of 2021, as discussed above.

Vessel operating costs decreased by $0.7 million, from $19.3 million for the quarter ended September 30, 2020, to $18.6 million for the same period in 2021. The decrease in vessel operating costs is mainly attributable to a decrease of $1.1 million in technical maintenance expenses primarily in connection with increased maintenance needs of the fleet in the third quarter of 2020 compared to the same period in 2021 and decreased insurance costs of $0.7 million, partially offset by an increase in crew costs of $1.0 million, mainly as a result of COVID-19 restrictions (increased costs for travelling and quarantines). Daily operating costs per vessel (after excluding calendar days for the Solaris, the operating costs of which are covered by the charterer) decreased from $15,005 per day for the three-month period ended September 30, 2020 to $14,406 per day for the three-month period ended September 30, 2021.

General and administrative expenses decreased by $2.1 million, from $5.4 million for the three-month period ended September 30, 2020, to $3.3 million for the same period in 2021. The decrease in general and administrative expenses is mainly attributable to a decrease of $1.1 million in amortization of share-based compensation and a decrease of $0.8 million in administrative services fees. Both decreases were driven by cost-reduction initiatives. As a result, daily general and administrative expenses decreased from $3,898 per vessel ownership day for the three-month period ended September 30, 2020, to $2,388 per vessel ownership day for the three-month period ended September 30, 2021.

The increase in Adjusted EBITDA(1) of $10.5 million, from $46.8 million in the third quarter of 2020 as compared to $57.3 million in the same period in 2021, is attributable to the increase in revenues of $7.7 million and an aggregate decrease of $2.8 million from reduced operating expenses and general and administrative expenses, as discussed above.

Financial costs decreased by $3.0 million, from $12.4 million for the quarter ended September 30, 2020, to $9.4 million for the same period in 2021. The decrease in financial costs is attributable to a decrease of $2.0 million in amortization of deferred loan issuance costs due to the loan refinancings completed in July 2020 and a decrease of $1.5 million in interest expense on loans, due to the lower London Interbank Offered Rate (“LIBOR”) rates in the three months ended September 30, 2021, as compared to the same period in 2020, as well as the reduced debt balances year-over-year, partially offset by an increase of $0.5 million in other financial costs. During the three-month period ended September 30, 2020, we had an average of $1,337.1 million of outstanding indebtedness with a weighted average interest rate of 2.7%, compared to an average of $1,232.9 million of outstanding indebtedness with a weighted average interest rate of 2.4% during the three-month period ended September 30, 2021.

Loss on derivatives decreased by $0.8 million, from $1.0 million for the three-month period ended September 30, 2020, to $0.2 million for the same period in 2021. The decrease is attributable to a net decrease of $0.9 million in realized loss on derivatives, partially offset by a net decrease of $0.1 million in unrealized gain from the mark-to-market valuation of derivatives which were carried at fair value through profit or loss.

The increase in profit of $14.6 million from $11.9 million in the third quarter of 2020, to $26.5 million in the third quarter of 2021 is mainly attributable to the increase of $10.5 million in Adjusted EBITDA(1) and the decrease of $3.0 million in financial costs, as discussed above.

The increase in Adjusted Profit(1) of $11.9 million, from $12.8 million in the third quarter of 2020, to $24.7 million in the third quarter of 2021, is mainly attributable to the increase of $10.5 million in Adjusted EBITDA(1) and the decrease of $1.5 million in interest expense on loans, as discussed above.

As of September 30, 2021, we had $110.2 million of cash and cash equivalents, out of which $48.3 million was held in current accounts and $61.9 million was held in time deposits with an original duration of up to three months.

As of September 30, 2021, we had an aggregate of $1,198.3 million of borrowings outstanding under our credit facilities, of which $195.7 million was repayable within one year. Current borrowings consist of an amount of $96.4 million which was prepaid pursuant to the completion of the sale and lease-back transaction of the GasLog Shanghai with CDBL in October 2021, and $99.3 million of scheduled debt amortization for the next twelve months.

(1)	Adjusted Profit, Adjusted EBITDA and Adjusted EPU are non-GAAP financial measures and should not be used in isolation or as substitutes for GasLog Partners’ financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

Sale and Lease-Back of the GasLog Shanghai

On October 26, 2021, GasLog Partners completed the sale and lease-back of the GasLog Shanghai, a 155,000 cubic meter (“cbm”) tri-fuel diesel electric propulsion (“TFDE”) LNG carrier, built in 2013, with CDBL. The vessel was sold and leased back under a bareboat charter with CDBL for a period of five years with no repurchase option or obligation. The completion of the transaction released $20.1 million of incremental net liquidity (net sale proceeds less debt prepayment) to the Partnership, while the vessel remains on its charter with a subsidiary of Gunvor Group Ltd.

Preference Unit Repurchase Programme

In March 2021, the Partnership established a preference unit repurchase programme (the “Repurchase Programme”), which authorized the repurchase of preference units through March 31, 2023. In the three and nine months ended September 30, 2021, GasLog Partners repurchased and cancelled a total of 334,336 Series B Preference Units and 155,001 Series C Preference Units at a weighted average price below par of $24.64 per Series B Preference Unit and $24.89 per Series C Preference Unit, respectively, under the Repurchase Programme. The aggregate amount repaid during the period for repurchases of preference units was $12.4 million, including commissions.

Board of Directors Change

Mr. Daniel Bradshaw has notified us that he will step down from the Partnership’s board of directors (the “Board”) with effect from October 31, 2021 for personal reasons. The Board has appointed Ms. Kristin Holth as an Independent Director of the Board with effect from November 1, 2021 to fill the vacancy created by Mr. Bradshaw’s departure.

From 2017 to 2020 Ms. Holth served as Executive Vice President and Global Head of Ocean Industries in DNB Bank ASA, Norway’s largest financial services group. She has significant experience in capital markets and funding and has held numerous management positions within DNB, including Global Head of Shipping, Offshore & Logistics for four years and General Manager & Head of DNB Americas for six years.

Ms. Holth also holds several board positions, including Independent Director of Maersk Drilling and Maersk Tankers. Ms. Holth also sat on the board of directors of GasLog Ltd. (“GasLog”) from September 2020 to June 2021. She holds a Bachelor in Economics and Business Administration from BI Norwegian Business School.

Curt Anastasio, Chairman of the Board of GasLog Partners stated, “On behalf of the Partnership’s Board and management, I want to thank Dan for his many contributions to GasLog Partners since his appointment in May 2014 and wish him all the best for the future. I am very pleased to welcome Kristin to the Board. Her experience in shipping and energy capital markets will be a welcome addition to the Board.”

LNG Market Update and Outlook

Global LNG demand was 92 million tonnes (“mt”) in the third quarter of 2021, according to Poten & Partners Group, Inc. (“Poten”), compared to 85 mt in the third quarter of 2020, an increase of approximately 8%, primarily led by increased demand in Asia and South America. Asian demand in the third quarter was primarily in response to seasonal cooling demand, inventory re-stocking and a continued economic recovery, while South American demand was in response to lower hydroelectric output in the region and a colder than average winter. This growth was offset by declines in Europe as it was outcompeted for gas from buyers in Asia and South America, which was reflected in the strong regional gas price differentials between these regions.

Global LNG supply was approximately 92 mt in the third quarter of 2021, growing by 8 mt (or 11%) year-over-year, according to Poten. Supply growth in the third quarter was dominated by output from the United States (“U.S.”), which increased by 11 mt, or 157% year-over-year, primarily due to increased utilization of existing liquefaction terminals, but also due to the startup of new trains in the second half of 2020. Growth in U.S. production offset declines from many other supply sources in the Atlantic basin, including Trinidad, Norway, Angola, Nigeria and Algeria, either due to feedstock issues or unplanned downtime. Looking ahead, approximately 125 mt of new LNG capacity is currently under construction and scheduled to come online between 2021 and 2026.

Headline spot rates for TFDE LNG carriers, as reported by Clarkson Research Services Limited (“Clarksons”), averaged $58,000 per day in the third quarter of 2021, a 38% increase over the $42,000 per day average in the third quarter of 2020. Headline spot rates for steam turbine propulsion (“Steam”) vessels averaged $41,000 per day in the third quarter of 2021, 46% higher than the average of $28,000 per day in the third quarter of 2020. Headline spot rates in the third quarter benefited from LNG demand growth from Asia combined with LNG supply growth in the U.S. as detailed above as well as longer than average wait times at the Panama Canal.

As of October 22, 2021, Clarksons assessed headline spot rates for TFDE and Steam LNG carriers at $160,000 per day and $112,500 per day, respectively. Forward assessments for LNG carrier spot rates indicate rising spot rates through the remainder of the year and expectations for rates to remain above mid-cycle through the first quarter of 2022.

As of October 26, 2021, Poten estimates that the orderbook totals 130 dedicated LNG carriers (>100,000 cbm), representing 20% of the on-the-water fleet. Of these, 112 vessels (or 86%) have multi-year charters. There have been 53 orders placed for newbuild LNG carriers in 2021 compared with 34 in 2020.

Common Unit Distribution

On October 26, 2021, the Board approved and declared a quarterly cash distribution of $0.01 per common unit for the quarter ended September 30, 2021. The cash distribution is payable on November 12, 2021 to all unitholders of record as of November 8, 2021.

ATM Common Equity Offering Programme (“ATM Programme”)

The Partnership did not issue any common units under the ATM Programme during the third quarter of 2021.

Conference Call

GasLog Partners will host a conference call to discuss its results for the third quarter of 2021 at 8.30 a.m. EDT (3.30 p.m. EEST) on Wednesday, October 27, 2021. The Partnership’s senior management will review the operational and financial performance for the period. Management’s presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+1 855 253 8928 (USA)

+44 20 3107 0289 (United Kingdom)

+33 1 70 80 71 53 (France)

+852 5819 4851 (Hong Kong)

+47 2396 4173 (Oslo)

Conference ID: 8640907

A live webcast of the conference call will be available on the Investor Relations page of the GasLog Partners website (http://www.gaslogmlp.com/investors).

For those unable to participate in the conference call, a replay of the webcast will be available on the Investor Relations page of the GasLog Partners website (http://www.gaslogmlp.com/investors).

About GasLog Partners

GasLog Partners is a growth-oriented owner, operator and acquirer of LNG carriers. The Partnership’s fleet consists of 15 LNG carriers (including one vessel sold and leased back under a bareboat charter in October 2021) with an average carrying capacity of approximately 158,000 cbm. GasLog Partners is a publicly traded master limited partnership (NYSE: GLOP) but has elected to be treated as a C corporation for U.S. income tax purposes and therefore its investors receive an Internal Revenue Service Form 1099 with respect to any distributions declared and received. Visit GasLog Partners’ website at http://www.gaslogmlp.com.

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for distributions, and the impact of changes to cash distributions on the Partnership’s business and growth prospects, plans, strategies and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•	general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, including geopolitical events, technological advancements and opportunities for the profitable operations of LNG carriers;

•	fluctuations in charter hire rates, vessel utilization and vessel values;

•	our ability to secure new multi-year charters at economically attractive rates;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not operating under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact our ability to secure employment for such vessels as well as the rate at which we can charter such vessels;

•	changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;

•	number of off-hire days and dry-docking requirements, including our ability to complete scheduled dry-dockings on time and within budget;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	disruption to the LNG, LNG shipping and financial markets caused by the global shutdown as a result of the COVID-19 pandemic;

•	business disruptions resulting from measures taken to reduce the spread of COVID-19, including possible delays due to the quarantine of vessels and crew, as well as government-imposed shutdowns;

•	fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;

•	fluctuations in exchange rates, especially the U.S. dollar and the Euro;

•	our ability to expand our portfolio by acquiring vessels through our drop-down pipeline with GasLog or by acquiring other assets from third parties;

•	our ability to leverage GasLog’s relationships and reputation in the shipping industry;

•	the ability of GasLog to maintain long-term relationships with major energy companies and major LNG producers, marketers and consumers;

•	GasLog’s relationships with its employees and ship crews, its ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;

•	changes in the ownership of our charterers;

•	our customers’ performance of their obligations under our time charters and other contracts;

•	our future operating performance, financial condition, liquidity and cash available for distributions;

•	our distribution policy and our ability to make cash distributions on our units or the impact of cash distribution reductions on our financial position;

•	our ability to obtain debt and equity financing on acceptable terms to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, funding by GasLog of the revolving credit facility and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•	future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•	risks inherent in ship operation, including the discharge of pollutants;

•	the impact on us and the shipping industry of environmental concerns, including climate change;

•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event;

•	the expected cost of and our ability to comply with environmental and regulatory requirements, including with respect to emissions of air pollutants and greenhouse gases, as well as future changes in such requirements or other actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•	potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists;

•	potential liability from future litigation; and

•	other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on March 2, 2021, available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of distributions are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Marshall Islands law and such other factors as our board of directors may deem relevant.

Contacts:

Joseph Nelson

Head of Investor Relations

Phone: +1-212-223-0643

E-mail: ir@gaslogmlp.com

EXHIBIT I – Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position

As of December 31, 2020 and September 30, 2021

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	December 31, 2020	September 30, 2021
Assets
Non-current assets
Other non-current assets	186	109
Tangible fixed assets	2,206,618	2,011,079
Right-of-use assets	516	439
Total non-current assets	2,207,320	2,011,627
Current assets
Vessel held for sale	—	145,564
Trade and other receivables	16,265	11,988
Inventories	3,036	3,024
Prepayments and other current assets	2,691	1,245
Cash and cash equivalents	103,736	110,208
Total current assets	125,728	272,029
Total assets	2,333,048	2,283,656
Partners’ equity and liabilities
Partners’ equity
Common unitholders (47,517,824 units issued and outstanding as of December 31, 2020 and 51,137,201 units issued and outstanding as of September 30, 2021)	594,901	656,365
General partner (1,021,336 units issued and outstanding as of December 31, 2020 and 1,077,494 units issued and outstanding as of September 30, 2021)	11,028	12,338
Preference unitholders (5,750,000 Series A Preference Units, 4,600,000 Series B Preference Units and 4,000,000 Series C Preference Units issued and outstanding as of December 31, 2020 and 5,750,000 Series A Preference Units, 4,265,664 Series B Preference Units and 3,844,999 Series C Preference Units issued and outstanding as of September 30, 2021)	347,889	335,310
Total partners’ equity	953,818	1,004,013
Current liabilities
Trade accounts payable	13,578	16,592
Due to related parties	7,525	3,881
Derivative financial instruments—current portion	8,185	6,764
Other payables and accruals	50,679	46,673
Borrowings—current portion	104,908	195,653
Lease liabilities—current portion	332	255
Total current liabilities	185,207	269,818
Non-current liabilities
Derivative financial instruments—non-current portion	12,152	6,217
Borrowings—non-current portion	1,180,635	1,002,685
Lease liabilities—non-current portion	112	154
Other non-current liabilities	1,124	769
Total non-current liabilities	1,194,023	1,009,825
Total partners’ equity and liabilities	2,333,048	2,283,656

Unaudited condensed consolidated statements of profit or loss

For the three and nine months ended September 30, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except per unit data)

	For the three months ended		For the nine months ended
	September 30, 2020	September 30, 2021	September 30, 2020	September 30, 2021
Revenues	72,813	80,535	248,614	237,975
Voyage expenses and commissions	(2,246)	(1,371)	(8,916)	(5,302)
Vessel operating costs	(19,327)	(18,555)	(55,315)	(56,406)
Depreciation	(20,577)	(21,281)	(61,850)	(62,765)
General and administrative expenses	(5,379)	(3,295)	(13,971)	(9,854)
Impairment loss on vessels	—	—	(18,841)	—
Profit from operations	25,284	36,033	89,721	103,648
Financial costs	(12,437)	(9,373)	(41,017)	(27,904)
Financial income	9	9	285	32
(Loss)/gain on derivatives	(990)	(182)	(14,741)	734
Total other expenses, net	(13,418)	(9,546)	(55,473)	(27,138)
Profit and total comprehensive income for the period	11,866	26,487	34,248	76,510

Earnings per unit, basic and diluted:
Common unit, basic	0.09	0.37	0.24	1.08
Common unit, diluted	0.08	0.36	0.23	1.04
General partner unit	0.09	0.37	0.24	1.09

Unaudited condensed consolidated statements of cash flows

For the nine months ended September 30, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars)

	For the nine months ended
	September 30, 2020	September 30, 2021
Cash flows from operating activities:
Profit for the period	34,248	76,510
Adjustments for:
Depreciation	61,850	62,765
Impairment loss on vessels	18,841	—
Financial costs	41,017	27,904
Financial income	(285)	(32)
Loss/(gain) on derivatives (excluding realized loss on forward foreign exchange contracts held for trading)	14,448	(734)
Share-based compensation	1,833	266
	171,952	166,679
Movements in working capital	(11,736)	7,897
Net cash provided by operating activities	160,216	174,576
Cash flows from investing activities:
Payments for tangible fixed asset additions	(19,002)	(15,419)
Financial income received	316	32
Maturity of short-term investments	—	2,500
Purchase of short-term investments	—	(2,500)
Net cash used in investing activities	(18,686)	(15,387)
Cash flows from financing activities:
Borrowings drawdowns	479,984	—
Borrowings repayments	(521,880)	(90,853)
Interest paid	(42,906)	(35,277)
Payments of cash collateral for interest rate swaps	(16,730)	—
Release of cash collateral for interest rate swaps	9,170	280
Payment of loan issuance costs	(6,914)	—
Proceeds from entering into interest rate swaps	16,056	—
Payments for interest rate swaps termination	(13,210)	—
Proceeds from public offerings of common units and issuances of general partner units (net of underwriting discounts and commissions)	—	10,205
Repurchases of common and preference units	(996)	(12,361)
Payment of offering costs	(119)	(333)
Distributions paid	(61,489)	(24,068)
Payments for lease liabilities	(419)	(310)
Net cash used in financing activities	(159,453)	(152,717)
(Decrease)/increase in cash and cash equivalents	(17,923)	6,472
Cash and cash equivalents, beginning of the period	96,884	103,736
Cash and cash equivalents, end of the period	78,961	110,208

EXHIBIT II

Non-GAAP Financial Measures:

EBITDA is defined as earnings before financial income and costs, gain/loss on derivatives, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before impairment loss on vessels and restructuring costs. Adjusted Profit represents earnings before (a) non-cash gain/loss on derivatives that includes unrealized gain/loss on derivatives held for trading, (b) write-off and accelerated amortization of unamortized loan fees, (c) impairment loss on vessels and (d) restructuring costs. Adjusted EPU, represents Adjusted Profit (as defined above), after deducting preference unit distributions, divided by the weighted average number of units outstanding during the period. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU, which are non-GAAP financial measures, are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Partnership believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Partnership believes that including EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common units. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, financial costs, gain/loss on derivatives, taxes, depreciation and amortization; in the case of Adjusted EBITDA, impairment loss on vessels and restructuring costs and, in the case of Adjusted Profit and Adjusted EPU, non-cash gain/loss on derivatives, write-off and accelerated amortization of unamortized loan fees, impairment loss on vessels and restructuring costs, which items are affected by various and possibly changing financing methods, financial market conditions, general shipping market conditions, capital structure and historical cost basis and which items may significantly affect results of operations between periods. Restructuring costs are excluded from Adjusted EBITDA, Adjusted Profit and Adjusted EPU because restructuring costs represent charges reflecting specific actions taken by management to improve the Partnership’s future profitability and therefore are not considered representative of the underlying operations of the Partnership. Impairment loss is excluded from Adjusted EBITDA, Adjusted Profit and Adjusted EPU because impairment loss on vessels represents the excess of their carrying amount over the amount that is expected to be recovered from them in the future and therefore is not considered representative of the underlying operations of the Partnership.

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU are not adjusted for all non-cash income or expense items that are reflected in our statement of cash flows and other companies in our industry may calculate these measures differently to how we do, limiting their usefulness as comparative measures. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU exclude some, but not all, items that affect profit or loss and these measures may vary among other companies. Therefore, EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU as presented herein may not be comparable to similarly titled measures of other companies. The following tables reconcile EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU to Profit, the most directly comparable IFRS financial measure, for the periods presented.

In evaluating EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU should not be construed as an inference that our future results will be unaffected by the excluded items.

Reconciliation of Profit to EBITDA and Adjusted EBITDA:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the nine months ended
	September 30, 2020	September 30, 2021	September 30, 2020	September 30, 2021
Profit for the period	11,866	26,487	34,248	76,510
Depreciation	20,577	21,281	61,850	62,765
Financial costs	12,437	9,373	41,017	27,904
Financial income	(9)	(9)	(285)	(32)
Loss/(gain) on derivatives	990	182	14,741	(734)
EBITDA	45,861	57,314	151,571	166,413
Impairment loss on vessels	—	—	18,841	—
Restructuring costs	942	—	1,174	—
Adjusted EBITDA	46,803	57,314	171,586	166,413

Reconciliation of Profit to Adjusted Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the nine months ended
	September 30, 2020	September 30, 2021	September 30, 2020	September 30, 2021
Profit for the period	11,866	26,487	34,248	76,510
Non-cash (gain)/loss on derivatives	(1,882)	(1,787)	10,335	(7,356)
Write-off and accelerated amortization of unamortized loan fees	1,918	—	1,918	—
Impairment loss on vessels	—	—	18,841	—
Restructuring costs	942	—	1,174	—
Adjusted Profit	12,844	24,700	66,516	69,154

Reconciliation of Profit to EPU and Adjusted EPU:

(Amounts expressed in thousands of U.S. Dollars, except unit and per unit amounts)

	For the three months ended		For the nine months ended
	September 30, 2020	September 30, 2021	September 30, 2020	September 30, 2021
Profit for the period	11,866	26,487	34,248	76,510
Adjustment for:
Accrued preference unit distributions	(7,582)	(7,329)	(22,746)	(22,493)
Differences on repurchase of preference units	—	135	—	135
Partnership’s profit attributable to:	4,284	19,293	11,502	54,152
Common units	4,193	18,895	11,256	53,022
General partner units	91	398	246	1,130
Weighted average units outstanding (basic)
Common units	47,167,488	51,132,690	46,882,894	48,950,508
General partner units	1,021,336	1,077,494	1,021,336	1,040,467
EPU (basic)
Common units	0.09	0.37	0.24	1.08
General partner units	0.09	0.37	0.24	1.09

	For the three months ended		For the nine months ended
	September 30, 2020	September 30, 2021	September 30, 2020	September 30, 2021
Profit for the period	11,866	26,487	34,248	76,510
Adjustment for:
Accrued preference unit distributions	(7,582)	(7,329)	(22,746)	(22,493)
Differences on repurchase of preference units	—	135	—	135
Partnership’s profit used in EPU calculation	4,284	19,293	11,502	54,152
Non-cash (gain)/loss on derivatives	(1,882)	(1,787)	10,335	(7,356)
Write-off and accelerated amortization of unamortized loan fees	1,918	—	1,918	—
Impairment loss on vessels	—	—	18,841	—
Restructuring costs	942	—	1,174	—
Adjusted Partnership’s profit used in EPU calculation attributable to:	5,262	17,506	43,770	46,796
Common units	5,150	17,145	42,832	45,820
General partner units	112	361	938	976
Weighted average units outstanding (basic)
Common units	47,167,488	51,132,690	46,882,894	48,950,508
General partner units	1,021,336	1,077,494	1,021,336	1,040,467
Adjusted EPU (basic)
Common units	0.11	0.34	0.91	0.94
General partner units	0.11	0.34	0.92	0.94